SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

4 July 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07025046

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

Irene Ko

Irene Ko
Company Secretary

IK/gc/cw

Encl.

c.c. J P Morgan
- Mr. King Ho

E:\ginny\Right Issue\ltr-sx.doc.3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase, or subscribe for securities.

This announcement is not an offer to sell or the solicitation of an offer to buy securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy thereof may be taken into or distributed in the United States or to any US Persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold in accordance with all applicable laws and regulations.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

PROPOSED RIGHTS ISSUE
OF NOT LESS THAN 287,237,361 RIGHTS SHARES
AND NOT MORE THAN 290,066,238 RIGHTS SHARES OF HK$1.00 EACH
IN THE PROPORTION OF 1 RIGHTS SHARE
FOR EVERY 9 SHARES HELD ON THE RECORD DATE
AT HK$18.00 PER RIGHTS SHARE
PAYABLE IN FULL ON ACCEPTANCE

Financial Adviser to the Company

JPMorgan

RIGHTS ISSUE

The Company proposes to raise a minimum of approximately HK$5,170 million, before expenses, by way of the Rights Issue of not less than 287,237,361 Rights Shares and not more than 290,066,238 Rights Shares at the Subscription Price of HK$18.00 per Rights Share.

The Company will provisionally allot 1 Rights Share in nil-paid form for every 9 Shares held by each Qualifying Shareholder on the Record Date. Fractional entitlements will not be allotted but will be aggregated and sold for the benefit of the Company.

The Rights Issue is not available to the Excluded Overseas Shareholders.

As at the date of this announcement, there are: (i) 2,585,136,255 existing Shares in issue; (ii) outstanding vested Share Options exercisable on or before the Record Date entitling the holders to subscribe for 20,400,430 Shares; and (iii) US$6 million principal amount of outstanding Convertible Bonds attaching rights entitling holders thereof to subscribe for approximately 5,059,459 Shares upon full conversion of the Convertible Bonds. Assuming all the above outstanding vested Share Options are exercised and all the US$6 million principal amount of outstanding Convertible Bonds are converted in full on or prior to the Record Date and Shares are issued and allotted pursuant to such Share Options and Convertible Bonds on or prior to the Record Date, the number of Rights Shares to be issued under the Rights Issue will be increased by 2,828,877 Rights Shares.

The estimated net proceeds of the Rights Issue will be approximately HK$5,129 million (assuming none of the Share Options is exercised and none of the Convertible Bonds is converted on or before the Record Date) or approximately HK$5,180 million (assuming all outstanding vested Share Options exercisable on or before the Record Date are exercised and all the outstanding Convertible Bonds are converted in full on or before the Record Date). The Company intends to use part of the net proceeds from the Rights Issue, being approximately HK$5,079 million to HK$5,130 million, to settle a substantial part of the Group's bank loans to save interest costs. The Company will, however, subsequently and progressively continue to draw down bank loans to fund its on-going hotel expansion programme, primarily in the PRC. The Company is currently involved in the development of hotels and other mixed use projects in cities such as Baotou, Huhhot, Xian, Shanghai, Tianjin and Guilin among others and is also considering proposals to develop hotel and/or mixed use projects in other cities in the PRC. The Company intends to apply approximately HK$50 million from such net proceeds of the Rights Issue as general working capital.

Each of the Kuok Group Companies has irrevocably and severally undertaken to the Company and the Underwriters that: (i) the Shares beneficially owned by it as at the date of the Irrevocable Undertaking will remain so owned from the date of the Irrevocable Undertaking up to the close of business on the Record Date (the aggregate number of Shares so owned by the Kuok Group Companies is approximately 1,348,016,000 Shares); (ii) it will subscribe or procure the subscription for its entitlement to the Rights Shares provisionally allotted to it pursuant to the terms of the Rights Issue and lodge with the Company acceptance in respect of such Rights Shares provisionally allotted to it, with payment in full therefor in cash (whether by cheque or banker's draft or cashier's order or telegraphic transfer or such other form as the Company and the Underwriters may approve); and (iii) it will not dispose of or transfer its beneficial interests in any of the Shares beneficially owned by it as at the date of the Irrevocable Undertaking from the date of the Irrevocable Undertaking up to and including the Record Date.

The Underwriters have severally and conditionally agreed to fully underwrite all the Rights Shares other than those agreed to be taken up by the Kuok Group Companies pursuant to their respective Irrevocable Undertakings.

The Rights Issue is conditional upon, among other things, the Underwriting Agreement becoming unconditional and not being terminated in accordance with the terms referred to under the section headed "Underwriting Arrangements for the Rights Issue" below.

If the Underwriting Agreement does not become unconditional or is terminated, the Rights Issue will not proceed.

Under the Listing Rules, Ban Thong and Baylite, a wholly owned subsidiary of KHL and KSL respectively, are regarded as connected persons of the Company. The terms of the Underwriting Agreement constitute a connected transaction under Chapter 14A of the Listing Rules but are, pursuant to Rule 14A.31(3)(c) of the Listing Rules, exempt from the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules. The Rights Issue will be carried out in compliance with Rule 7.21(1) of the Listing Rules. Trendfield is a wholly owned subsidiary of Kuok Brothers Sdn Berhad and is not regarded as a connected person of the Company under the Listing Rules.

KHL on behalf of itself and its Concert Parties made an application on 29 June 2007 to the Executive for the Ruling. Although the Company understands from the Underwriters that they believe a Ruling should be forthcoming on the basis that, among other things, at all relevant times the Underwriters and their Concert Parties will have held over 50% of the voting rights in the Company, in the event that a Ruling is not forthcoming the Underwriters may, to the extent possible, re-arrange the proportion of underwriting commitments between the Underwriters in order to avoid triggering a mandatory general offer under the Takeovers Code.

The Company will make an announcement as soon as possible regarding the timetable for the Rights Issue, including: (i) the intended date of the last day of dealing in the Shares on a cum-rights basis on the Hong Kong Stock Exchange and the SGX-ST; (ii) the intended date of the first day of dealing in the Shares on an ex-rights basis on the Hong Kong Stock Exchange and the SGX-ST; (iii) the Record Date; and (iv) the intended date by which, in order to be registered as a Shareholder on the Record Date, any transfers of Shares (with the relevant share certificates) must be lodged for registration with the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited, 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

Any dealings in the Shares from now up to the date on which all conditions to which the Rights Issue is subject are fulfilled, or in the Rights Shares in nil-paid form on the Hong Kong Stock Exchange and the SGX-ST during the period in which they may be traded in their nil-paid form (such period to be announced by the Company as soon as possible), will accordingly bear the risk that the Rights Issue may not become unconditional.

Investors may want to obtain professional advice from their advisers regarding dealings in the Shares or nil-paid Rights Shares during these periods.

The Company has appointed J.P. Morgan Securities (Asia Pacific) Limited to act as its financial adviser in respect of the Rights Issue.

The Company will apply to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Rights Shares, in both their nil-paid and fully-paid forms and to the SGX-ST for the listing of, and permission to deal in, the Rights Shares, in their fully-paid form.

Under the Listing Rules, Shareholders' approval is not required for the Rights Issue.

The Company will make an announcement in due course regarding the date on which it expects to send copies of the Prospectus for the Rights Issue, the provisional allotment letter and the form of application for excess Rights Shares to each Qualifying Shareholder. The Company will also despatch the Prospectus for the Rights Issue to the Excluded Overseas Shareholders for their information only.

Trading in the Shares was suspended on the Hong Kong Stock Exchange and the SGX-ST with effect from 9:30 a.m. (Hong Kong time) and 9:00 a.m. (Singapore time), respectively on 29 June 2007 at the request of the Company pending the publication of this announcement. Application will be made by the Company for the resumption of trading in the Shares on the Hong Kong Stock Exchange and the SGX-ST with effect from 2:30 p.m. (Hong Kong time) and 2:00 p.m. (Singapore time), respectively on 4 July 2007.

Owing to the price sensitive nature of the matters contemplated in this announcement, Shareholders and prospective investors are advised to exercise caution when dealing in the Shares of the Company.

1. RIGHTS ISSUE

1.1 Issue statistics

Basis of the Rights Issue:	1 Rights Share for every 9 Shares held on the Record Date
Existing issued share capital of the Company:	2,585,136,255 Shares as at the date of this announcement
Number of Rights Shares:	not less than 287,237,361 Rights Shares and not more than 290,066,238 Rights Shares
Subscription Price for the Rights Shares:	HK$18.00 per Rights Share

The number of Rights Shares which may be issued pursuant to the Rights Issue will be increased in proportion to any additional Shares which may be issued and allotted on or before the Record Date, including Shares which will be issued and allotted to holders of the Share Options pursuant to an exercise of the subscription rights attaching to the Share Options and to holders of the Convertible Bonds pursuant to the exercise of the conversion rights attaching to the Convertible Bonds. As at the date of this announcement, there were outstanding vested Share Options exercisable on or before the Record Date entitling the holders to subscribe for up to 20,400,430 Shares and US$6 million principal amount of Convertible Bonds convertible into approximately 5,059,459 Shares. If all of the subscription rights attaching to such Share Options and all the conversion rights attaching to the Convertible Bonds are exercised and Shares are issued and allotted pursuant to such exercises on or before the Record

Date, the number of issued Shares will be increased to 2,610,596,144 Shares and the number of Rights Shares which may be issued pursuant to the Rights Issue will be increased to 290,066,238 Rights Shares. Other than the Share Options and the Convertible Bonds, there are no other securities in issue which are convertible into Shares.

1.2 Qualifying Shareholders

The Company will send: (i) the Prospectus Documents to the Qualifying Shareholders; and (ii) the Prospectus, for information only, to the Excluded Overseas Shareholders.

To qualify for the Rights Issue, a Shareholder must be registered as a member of the Company on the Register of Members on the Record Date.

The Company will make an announcement as soon as possible regarding the date by which, in order to be registered as a member of the Company on the Record Date, Shareholders must lodge any transfers of Shares (with the relevant share certificates) with the Company's branch share registrar in Hong Kong. It will also announce: (i) the intended date of the last day of dealing in the Shares on a cum-rights basis on the Hong Kong Stock Exchange and the SGX-ST; (ii) the intended date of the first day of dealing in the Shares on an ex-rights basis on the Hong Kong Stock Exchange and the SGX-ST; and (iii) the period during which the Register of Members will be closed for the purpose of, among other things, establishing entitlements to the Rights Issue. No transfer of Shares will be registered during this period.

The Company's branch share registrar in Hong Kong is Abacus Share Registrars Limited, 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

CDP Depositors who are entitled to participate in the Rights Issue should each receive a letter from the CDP setting out, amongst other things, the procedures for acceptance and payment, together with the relevant application form for the subscription for Rights Shares and the form of acceptance for excess Rights Shares.

1.3 Excluded Overseas Shareholders

If there are Overseas Shareholders at the close of business on the Record Date, the Overseas Shareholders may not be eligible to take part in the Rights Issue as explained below.

The Directors will make enquiries, to be based on legal opinions provided by legal advisers if the Directors consider it necessary, as to whether the issue of Rights Shares to the Overseas Shareholders may contravene the applicable securities legislation of the relevant overseas places or the requirements of the relevant regulatory body or stock exchange.

If, after making such enquiry, the Directors are of the opinion that it would be necessary or expedient, on account either of the legal restrictions under the laws of the relevant place or any requirement of the relevant regulatory body or stock exchange in that place, not to offer the Rights Shares to such Overseas Shareholders, no provisional allotment of nil-paid Rights Shares or allotment of fully-paid Rights Shares will be made to such Overseas Shareholders. In such circumstances, the Rights Issue will not be extended to the Excluded Overseas Shareholders.

Further information in this connection will be set out in the Prospectus containing, among other things, details of the Rights Issue, to be despatched to the Shareholders as soon as practicable.

The Company will only send the Prospectus to the Excluded Overseas Shareholders for their information.

The Prospectus Documents are not intended to be registered or filed under the applicable securities legislation of any jurisdiction other than Hong Kong.

Arrangements will be made for the Rights Shares which would otherwise have been provisionally allotted to the Excluded Overseas Shareholders to be sold in the open market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence, if a premium (net of expenses) can be obtained. The proceeds of such sale, less expenses, of more than HK$100 will be paid pro rata to the relevant Excluded Overseas Shareholders in Hong Kong dollars. The Company will retain individual amounts of HK$100 or less for its own benefit.

1.4 Subscription Price

HK$18.00 per Rights Share is payable in full when a Qualifying Shareholder accepts the relevant provisional allotment of the Rights Shares or applies for excess Rights Shares, or when a transferee of nil-paid Rights Shares applies for the Rights Shares.

The Subscription Price represents:

(i) a discount of approximately 4.8% to the closing price per Share of HK$18.90 as quoted on the Hong Kong Stock Exchange on 28 June 2007, being the last trading day prior to the date of this announcement;

(ii) a discount of approximately 4.3% to the theoretical ex-rights price of approximately HK$18.81 per Share based on the closing price per Share as quoted on the Hong Kong Stock Exchange on 28 June 2007; and

(iii) a discount of approximately 6.7% to the average of the closing prices per Share as quoted on the Hong Kong Stock Exchange for the last ten trading days prior to and including 28 June 2007 of approximately HK$19.30.

Each Rights Share has a par value of HK$1.00.

The Subscription Price was arrived at after arm's length negotiation between the Company and the Underwriters. Each Qualifying Shareholder is entitled to subscribe for the Rights Shares at the same price in proportion to his/her/its shareholding in the Company held on the Record Date.

The Directors (including the independent non-executive Directors) consider the Subscription Price to be fair and reasonable and to be in the interests of the Company and the Shareholders as a whole.

1.5 Status of the Rights Shares

The Rights Shares, when fully-paid and issued, will rank *pari passu* in all respects with the Shares then in issue, including the right to receive all future dividends and distributions which may be declared, made or paid on or after the date of allotment of the Rights Shares.

1.6 Share certificates

The Company will announce as soon as possible the date on which certificates for all fully-paid Rights Shares are expected to be posted to subscribers who have been allotted the relevant Rights Shares.

1.7 Fractions of Rights Shares

The Company will not provisionally allot fractions of Rights Shares in nil-paid form. All fractions of Rights Shares will be aggregated and all nil-paid Rights Shares arising from such aggregation will be sold in the market and, if a premium (net of expenses) can be achieved, the Company will keep the proceeds for its own benefit. Any unsold fractions of Rights Shares will be available for excess application.

1.8 Application for excess Rights Shares

The Qualifying Shareholders may apply for any unsold entitlements of the Excluded Overseas Shareholders, any unsold Rights Shares created by adding together fractions of Rights Shares, and any Rights Shares provisionally allotted but not accepted.

Application may be made by completing a prescribed form of application for excess Rights Shares. The Board will allocate the excess Rights Shares at its discretion on a fair and reasonable basis, but will give preference to topping-up odd lots of Shares to whole board lots.

1.9 Application for listing

The Company will apply to the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Rights Shares, in both their nil-paid and fully-paid forms and to the SGX-ST for the listing of, and permission to deal in, the Rights Shares, in their fully-paid form.

The Rights Shares in their nil-paid form will be traded in board lots of 2,000 Rights Shares on the Hong Kong Stock Exchange and in board lots of 2,000 Rights Shares on the SGX-ST. Dealings in the Rights Shares, in both their nil-paid and fully-paid forms, in Hong Kong will be subject to the payment of stamp duty.

1.10 Underwriting Arrangements for the Rights Issue

(a) *Subscription undertakings*

Each of the Kuok Group Companies has irrevocably and severally undertaken to the Company and the Underwriters that: (i) the Shares beneficially owned by it as at the date of the Irrevocable Undertaking will remain so owned from the date of the Irrevocable Undertaking up to the close of business on the Record Date (the aggregate number of Shares so owned by the Kuok Group Companies is approximately 1,348,016,000 Shares); (ii) it will subscribe or procure the subscription for its entitlement to the Rights Shares provisionally allotted to it pursuant to the terms of the Rights Issue and lodge with the Company acceptance in respect of such Rights Shares provisionally allotted to it, with payment in full therefor in cash (whether by cheque or banker's draft or cashier's order or telegraphic transfer or such other form as the Company and the Underwriters may approve); and (iii) it will not dispose of or transfer its beneficial interests in any of the Shares beneficially owned by it as at the date of the Irrevocable Undertaking from the date of the Irrevocable Undertaking up to and including the Record Date.

(b) *Underwriting Agreement*

Issuer:	the Company
Underwriters:	Ban Thong, Baylite, and Trendfield, each a member of the Kuok Group, in equal proportion.
Number of Rights Shares underwritten:	not less than 137,457,770 Rights Shares, being the minimum number of Rights Shares under the Rights Issue after excluding the 149,779,591 Rights Shares to be subscribed by the Kuok Group Companies pursuant to their Irrevocable Undertakings
Commission:	1% of the aggregate Subscription Price of the Rights Shares underwritten

If all the outstanding vested Share Options and the conversion rights attaching to all the outstanding Convertible Bonds exercisable on or before the Record Date to subscribe for 20,400,430 Shares and 5,059,459 Shares respectively are fully exercised and Shares are allotted pursuant to such exercises on or before the Record Date, the number of Rights Shares to be underwritten by the Underwriters under the Underwriting Agreement shall not be more than 140,286,647 Rights Shares, after excluding the 149,779,591 Rights Shares undertaken to be subscribed for by the Kuok Group Companies pursuant to their respective Irrevocable Undertakings.

KHL on behalf of itself and its Concert Parties made an application on 29 June 2007 to the Executive for the Ruling. Although the Company understands from the Underwriters that they believe a Ruling should be forthcoming on the basis that, among other things, at all relevant times the Underwriters and their Concert Parties will have held over 50% of the voting rights in the Company, in the event that a Ruling is not forthcoming the Underwriters may, to the extent possible, re-arrange the proportion of underwriting commitments between the Underwriters in order to avoid triggering a mandatory general offer under the Takeovers Code.

Conditions of the Underwriting Agreement

The Underwriting Agreement is conditional upon fulfilment (or waiver by the Underwriters in respect of the condition set out in sub-paragraphs (i), (iv), (v) and (ix) below) of the following:

(i) the Executive granting the Ruling;

(ii) the filing and registration of all relevant documents with the Registrar of Companies in Bermuda and the Registrar of Companies in Hong Kong respectively;

(iii) the Listing Committee of the Hong Kong Stock Exchange granting the listing of, and permission to deal in, the Rights Shares, in both their nil-paid and fully-paid forms;

(iv) the SGX-ST granting the listing of, and quotation for, the Rights Shares, in their fully-paid form;

(v) the compliance by the Company with its obligations under the Underwriting Agreement in relation to, among other things, the compliance with the terms and conditions of the Rights Issue, the despatch of the Prospectus Documents to the Qualifying Shareholders and the delivery of condition precedents to the Underwriters;

(vi) delivery by each of the Kuok Group Companies to the Company and the Underwriters the duly executed Irrevocable Undertakings;

(vii) compliance by each of the Kuok Group Companies of the terms of their respective Irrevocable Undertakings on or before the latest date for acceptance of provisional allotments of the Rights Shares (such date to be announced by the Company as soon as possible);

(viii) the obtaining of all requisite consents and approvals from the relevant regulatory authorities (except for the Ruling referred to in (i) above or the approval from the Hong Kong Stock Exchange referred to in (iii) above or the approval in-principle from the SGX-ST referred to in (iv) above) in connection with the Rights Issue on or before the Record Date; and

(ix) the warranties given by the Company to the Underwriters in the Underwriting Agreement remaining true and accurate in all material respects at all times on or before the third Business Day following the latest time for acceptance of provisional allotments of the Rights Shares.

Termination of the Underwriting Agreement

The Underwriters may terminate the arrangements set out in the Underwriting Agreement, the right of which is exercisable by the Underwriters by notice in writing to the Company at any time prior to 4:00 p.m. on the third Business Day following the latest time for acceptance of provisional allotments of the Rights Shares (such date to be announced by the Company as soon as possible), if there occurs (among other things):

(i) **any new law or regulation or any change in existing laws or regulations (or any change in the interpretation or application thereof by any court or other competent authority) in Hong Kong or any other place in which any member of the Group conducts or carries on business;**

(ii) **any change in, or any event or series of events resulting or likely to result in any change in, local, national or international financial, political, military, industrial, economic, currency or (whether or not of the same nature with any of the foregoing) market conditions; or**

(iii) **any change in the conditions of local, national or international securities markets (including but without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Hong Kong Stock Exchange or the SGX-ST owing to exceptional financial circumstances or otherwise),**

which, in the reasonable opinion of the Underwriters:

(1) **has or will have a material adverse effect on the Company or the Group or the Rights Issue; or**

(2) **has or will have a material adverse effect on the success of the Rights Issue or the level of Rights Shares taken up; or**

(3) **makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue.**

Upon the giving of notice of termination, all obligations of the Underwriters under the Underwriting Agreement shall cease and terminate and no party shall have any claim against any other party in respect of any matter or thing arising out of or in connection with the Underwriting Agreement.

If the Underwriters terminate the Underwriting Agreement, the Rights Issue will not proceed.

1.11 **Conditions of the Rights Issue**

The Rights Issue is conditional upon the obligations of the Underwriters under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated in accordance with its terms and conditions as referred to under the sub-section headed "Termination of the Underwriting Agreement" above.

If the Underwriting Agreement does not become unconditional or is terminated, the Rights Issue will not proceed.

WARNING OF THE RISKS OF DEALING IN SHARES AND NIL-PAID RIGHTS SHARES

The Company will make an announcement as soon as possible regarding the timetable for the Rights Issue, including: (i) the intended date of the first day of dealing in the Shares on an ex-rights basis on the Hong Kong Stock Exchange and the SGX-ST; and (ii) the period during which the Shares will be dealt with in their nil-paid form on the Hong Kong Stock Exchange and the SGX-ST. If the Underwriters terminate the Underwriting Agreement, or the conditions of the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Any dealings in the Shares from now up to the date on which all conditions to which the Rights Issue is subject are fulfilled, or in the Rights Shares in nil-paid form on the Hong Kong Stock Exchange and the SGX-ST during the period in which they may be traded in their nil-paid form (such period to be announced by the Company as soon as possible), will accordingly bear the risk that the Rights Issue may not become unconditional.

Investors may want to obtain professional advice from their advisers regarding dealings in Shares or nil-paid Rights Shares during these periods.

1.12 **Expected Timetable for the Rights Issue**

The Company will make an announcement as soon as possible regarding the expected timetable for the Rights Issue.

2. **CHANGES IN THE SHAREHOLDING STRUCTURE OF THE COMPANY**

Set out below is the shareholding structure of the Company as at the date of this announcement and immediately after completion of the Rights Issue assuming: (i) that there is no change in the shareholding structure of the Company from the date of this announcement to immediately before completion of the Rights Issue; and (ii) that the only change in the shareholding structure of the Company from the date of this announcement to immediately before completion of the Rights Issue is on account of the exercise of all the vested Share Options and all the conversion rights under the Convertible Bonds:

Scenario 1 – Assuming all the Rights Shares are fully subscribed for by the Qualifying Shareholders

	As at the date of this announcement No. of Shares '000	%	Immediately after completion of the Rights Issue (assuming no Share Options or conversion rights under the Convertible Bonds are exercised on or before completion of the Rights Issue) No. of Shares '000	%	Immediately after completion of the Rights Issue (assuming all the vested Share Options and all the conversion rights under the Convertible Bonds are exercised on or before completion of the Rights Issue) No. of Shares '000	%
(1) The Underwriters	104,814	4.055	116,460	4.055	116,460	4.015
(2) The Kuok Group Companies (other than (1) above)	1,243,202	48.090	1,381,336	48.090	1,381,336	47.621
(3) Other members of the Kuok Group (other than (1) and (2) above and those members of the Kuok Group included in (4) below)	117,554	4.547	130,616	4.547	130,616	4.503
(4) Directors of the Company and its subsidiaries	149,493	5.783	166,104	5.783	173,058	5.966
(5) Public	970,073	37.525	1,077,858	37.525	1,099,192	37.895
Total	2,585,136	100.00	2,872,374	100.00	2,900,662	100.00

Notes:

(a) As at the date of this announcement, the Company has issued and outstanding Share Options (both vested and unvested) to subscribe for up to an aggregate of 23,845,430 Shares. Of which, Share Options to subscribe for 3,445,000 Shares fall within a vesting period and Share Options to subscribe for 20,400,430 Shares can be freely exercised at the date of this announcement. The outstanding principal amount of US$6,000,000 Convertible Bonds can be converted into 5,059,459 Shares.

(b) As at the date of this announcement, the directors of the Company and its subsidiaries have holdings in vested Share Options to subscribe for 6,259,052 Shares and unvested Share Options to subscribe for 1,007,500 Shares. These Share Options form part of the Share Options mentioned in note (a) above.

Scenario 2 – Assuming no Qualifying Shareholders other than the Kuok Group Companies subscribe for Rights Shares

	As at the date of this announcement No. of Shares '000	%	Immediately after completion of the Rights Issue (assuming no Share Options or conversion rights under the Convertible Bonds are exercised on or before completion of the Rights Issue) No. of Shares '000	%	Immediately after completion of the Rights Issue (assuming all the vested Share Options and all the conversion rights under the Convertible Bonds are exercised on or before completion of the Rights Issue) No. of Shares '000	%
(1) The Underwriters	104,814	4.055	253,918	8.840	256,747	8.851
(2) The Kuok Group Companies (other than (1) above)	1,243,202	48.090	1,381,336	48.090	1,381,336	47.621
(3) Other members of the Kuok Group (other than (1) and (2) above and those members of the Kuok Group included in (4) below)	117,554	4.547	117,554	4.093	117,554	4.053
(4) Directors of the Company and its subsidiaries	149,493	5.783	149,493	5.205	155,752	5.370
(5) Public	970,073	37.525	970,073	33.772	989,273	34.105
Total	2,585,136	100.00	2,872,374	100.00	2,900,662	100.00

Notes:

(a) As at the date of this announcement, the Company has issued and outstanding Share Options (both vested and unvested) to subscribe for up to an aggregate of 23,845,430 Shares. Of which, Share Options to subscribe for 3,445,000 Shares fall within a vesting period and Share Options to subscribe for 20,400,430 Shares can be freely exercised at the date of this announcement. The outstanding principal amount of US$6,000,000 Convertible Bonds can be converted into 5,059,459 Shares.

(b) As at the date of this announcement, the directors of the Company and its subsidiaries have holdings in vested Share Options to subscribe for 6,259,052 Shares and unvested Share Options to subscribe for 1,007,500 Shares. These Share Options form part of the Share Options mentioned in note (a) above.

3. REASONS FOR THE RIGHTS ISSUE AND USE OF PROCEEDS OF THE RIGHTS ISSUE

The Directors consider it appropriate for the Company to pursue the fund raising opportunity through the Rights Issue on a fully underwritten basis and on a basis which will allow all Qualifying Shareholders to participate in the Rights Issue in proportion to their shareholdings.

The estimated net proceeds of the Rights Issue will be approximately HK$5,129 million (assuming none of the Share Options is exercised and none of the Convertible Bonds is converted on or before the Record Date) or approximately HK$5,180 million (assuming all outstanding vested Share Options exercisable on or before the Record Date are exercised and all the outstanding Convertible Bonds are converted in full on or before the Record Date). The Company intends to use part of the net proceeds from the Rights Issue, being approximately HK$5,079 million to HK$5,130 million, to settle a substantial part of the Group's bank loans to save interest costs. The Company will, however, subsequently and progressively continue to draw down bank loans to fund its on-going hotel expansion programme, primarily in the PRC. The Company is currently involved in the development of hotels and other mixed use projects in cities such as Baotou, Huhhot, Xian, Shanghai, Tianjin and Guilin among others and is also considering proposals to develop hotel and/or mixed use projects in other cities in the PRC. The Company intends to apply approximately HK$50 million from such net proceeds of the Rights Issue as general working capital.

The Directors believe that it is in the interests of the Group and the Shareholders to enlarge the capital base of the Company through the Rights Issue in order to support the continuing development of the Group's existing business.

The Company has not engaged in any rights issues or similar fund raising activities in the past 12 months.

4. ADJUSTMENTS TO (1) THE SUBSCRIPTION PRICE OF THE SHARE OPTIONS AND/OR THE NUMBER OF SHARES TO BE SUBSCRIBED FOR UNDER THE SHARE OPTIONS AND (2) THE CONVERSION PRICE OF THE CONVERTIBLE BONDS

Pursuant to the two share option schemes of the Company, as at the date of this announcement, the Company has issued and outstanding Share Options (both vested and unvested) entitling holders to subscribe for up to an aggregate of 23,845,430 Shares. The issuance of the Rights Shares is an event which may cause an adjustment to the subscription prices and/or the number of Shares to be issued under the outstanding Share Options. Furthermore, the issuance of the Rights Shares will constitute an event giving rise to an adjustment to the conversion price at which the Convertible Bonds may be converted into Shares. Holders of such Share Options and Convertible Bonds will be notified of the adjustments (if any) in due course.

5. GENERAL

The Company will make an announcement as soon as possible regarding the date on which the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares are expected to be posted to the Qualifying Shareholders. The Company will also despatch the Prospectus to the Excluded Overseas Shareholders for their information only.

6. SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Hong Kong Stock Exchange and the SGX-ST has been suspended since 9:30 a.m. (Hong Kong time) and 9:00 a.m. (Singapore time), respectively on 29 June 2007 pending the release of this announcement, and application will be made by the Company for the resumption of trading in the Shares on the Hong Kong Stock Exchange and the SGX-ST with effect from 2:30 p.m. (Hong Kong time) and 2:00 p.m. (Singapore time), respectively on 4 July 2007.

7. DEFINITIONS

In this announcement, the following expressions have the following meanings unless otherwise specified:

"Ban Thong"	Ban Thong Company Limited, a company incorporated under the laws of Hong Kong and whose registered office is at 20th Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
"Baylite"	Baylite Company Limited, a company incorporated under the laws of the British Virgin Islands and whose registered office is at the offices of Arias, Fabrega & Fabrega Trust Co. (BVI) Limited, Wickam's Cay, Road Town, Tortola, British Virgin Islands
"Board"	the board of Directors or, where the context requires, a duly constituted committee of the board of Directors
"Business Day"	a day on which the Hong Kong Stock Exchange and the SGX-ST is open for dealings
"CDP"	The Central Depository (Pte) Limited, which is the securities clearing and depository house of the SGX-ST
"CDP Depositors"	persons with Shares entered against their names on the register of depositors maintained by the CDP
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability and the Shares of which have a primary listing on the Main Board of the Hong Kong Stock Exchange and a secondary listing on the SGX-ST
"Concert Parties"	in respect of a person, means parties acting in concert (as defined under the Takeovers Code) with such person in relation to the voting rights of the Shares
"Convertible Bonds"	the US$200,000,000 zero coupon guaranteed convertible bonds due 2009 convertible into new Shares
"Directors"	the directors of the Company
"Excluded Overseas Shareholders"	the Overseas Shareholders whom the Board, after making enquiries, considers it necessary or expedient not to offer Rights Shares to, on account either of legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place
"Executive"	the Executive Director of the Corporate Finance Division of the SFC, or any delegate of the Executive Director

"form of application for excess Rights Shares"	the form of application for excess Rights Shares for Qualifying Shareholders on the Register of Members
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Irrevocable Undertaking"	the irrevocable undertaking dated 3 July 2007 given by each of the Kuok Group Companies in favour of the Company and the Underwriters
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong and whose registered office is at 21st Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
"KSL"	Kuok (Singapore) Limited, a company incorporated under the laws of Singapore and whose registered office is at 1 Kim Seng Promenade, #07-01 Great World City, Singapore 237994
"Kuok Group"	companies owned or controlled by Mr Kuok Hock Nien and/or interests associated with him
"Kuok Group Companies"	Ban Thong, Baylite, Caninco Investments Limited, Darmex Holdings Limited, Dublin Investments Holdings Ltd., Hummick Investments Limited, KHL, Kerry Trading Co. Limited, Paruni Limited, Trendfield and Velmar Company Limited, each being a member of the Kuok Group
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Overseas Shareholders"	the Shareholders with registered addresses (as shown in the Register of Members on the Record Date) which are outside Hong Kong
"PRC"	The People's Republic of China, which for the purposes of this announcement excludes Hong Kong
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue
"Prospectus Documents"	the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"provisional allotment letter"	the provisional allotment letter for Qualifying Shareholders on the Register of Members

"Qualifying Shareholder(s)"	Shareholder(s), other than the Excluded Overseas Shareholder(s), whose name(s) appear(s) on the Register of Members at the close of business on the Record Date
"Record Date"	the date to be announced by the Company on which a Qualifying Shareholder's name must appear on the Register of Members
"Register of Members"	any of the principal register of members of the Company in Bermuda and the branch register of members of the Company in Hong Kong
"Regulation S"	Regulation S under the US Securities Act
"Rights Issue"	the issue by way of rights of not less than 287,237,361 Rights Shares and not more than 290,066,238 Rights Shares in the proportion of 1 Rights Share for every 9 Shares held on the Record Date at the Subscription Price payable in full on acceptance
"Rights Share(s)"	new Share(s) of HK$1.00 each to be allotted and issued under the Rights Issue
"Ruling"	a ruling (or other form of confirmation acceptable to the Underwriters) from the Executive that there is no obligation on KHL and/or its Concert Parties to make a general offer for all the Shares (other than those already owned and/or agreed to be acquired by KHL and its Concert Parties) pursuant to Rule 26 of the Takeovers Code as a result of acquisition of the Rights Shares under the Rights Issue
"SFC"	The Securities and Futures Commission of Hong Kong
"SGX-ST"	Singapore Exchange Securities Trading Limited
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company
"Share Options"	options granted by the Company under the share option schemes adopted by the Company on 16 December 1997 and 24 May 2002 respectively, entitling the holders of such options to subscribe for Shares
"Shareholder(s)"	holder(s) of Share(s) as recorded on the Register of Members
"Subscription Price"	HK$18.00 per Rights Share
"subsidiary"	has the meaning ascribed to it in section 2(4) of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong)
"Takeovers Code"	The Hong Kong Codes on Takeovers and Mergers and Share Repurchases

"Trendfield"	Trendfield Inc., a company incorporated under the laws of the British Virgin Islands and whose registered office is at P.O. Box 3151, Road Town, Tortola, British Virgin Islands
"Underwriters"	Ban Thong, Baylite, and Trendfield, each being a member of the Kuok Group
"Underwriting Agreement"	the underwriting agreement dated 3 July 2007 entered into between the Company and the Underwriters in relation to the Rights Issue
"US"	the United States of America, its territories and possessions, any State of the United States, and the District of Columbia
"US Person(s)"	any person(s) or entity(ies) deemed to be a US person for purposes of Regulation S under the US Securities Act
"US Securities Act"	the US Securities Act of 1933, as amended
"US$"	US dollar(s), the lawful currency of the US

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 3 July 2007

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in the announcement have been arrived at after due and careful consideration and there are no other facts not contained in the announcement, the omission of which would make any statement in this announcement misleading.

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*

END